SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934


                             POWER TECHNOLOGY, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   989447-10-7
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                                 (CUSIP Number)

  Stephen A. Zrenda, Jr., Stephen A. Zrenda, Jr., P.C., 5700 N.W. 132nd Street,
               Oklahoma City, Oklahoma 73142-4430; (405) 721-7300
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 10, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with the statement. |_|

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Exhibit Index on Page 4

                                  SCHEDULE 13D

                              CUSIP NO. 989447-10-7

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      S.S.N.or I.R.S. Identification No. of Above Person

(1)   Names of Reporting Person.

      Bernard J. Walter

(2)   Check the Appropriate Box if a Member       (a)  |_|
        of a Group*                               (b)  |_|
      Not Applicable
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(3)   SEC Use Only

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(4)   Source of Funds*
      OO
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(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

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(6)   Citizenship or Place of Organization
      U.S.
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Number of Shares     (7)  Sole Voting Power
Beneficially Owned        10,162,180
by Each Reporting         ------------------------------------------------------
Person With          (8)  Shared Voting Power
                          0
                          ------------------------------------------------------
                     (9)  Sole Dispositive Power
                          10,162,180
                          ------------------------------------------------------
                     (10) Shared Dispositive Power
                          0
                          ------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      10,162,180
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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|
      N/A
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(13)  Percent of Class Represented by Amount in Row (11)
      7.5%
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(14)  Type of Reporting Person*
      IN
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ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, $.001 par value (the "Common Stock") of Power Technology, Inc., a Nevada corporation (the "Issuer"), which has its principal executive offices at 109 N. Post Oak Lane, Suite 422, Houston, Texas 77024. This Schedule 13D/A amends the Schedule 13D of Mr. Walter filed on January 28, 2005.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement relates to the securities of the Issuer acquired and owned by Mr. Bernard J. Walter . The principal occupation of Mr. Walter is Chief Executive Officer, President, Treasurer and Secretary and Director of the Issuer. His business address is 109 N. Post Oak Lane, Suite 422, Houston, Texas 77024.

         Mr. Walter, has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Walter is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Walter acquired 7,500,000 shares of the Common Stock of the Issuer as a result of his employment by the Company as reflected in his Employment Agreement dated July 1, 2004 and executed by him on July 6, 2004.

         On October 13, 2004, Mr. Walter acquired 1,750,439 shares of the Common Stock of the Issuer as a result of the terms of his Employment Agreement.

         On January 5, 2005, Mr. Walter acquired 190,576 shares of the Common Stock of the Issuer as a result of the terms of his Employment Agreement.

         On January 10, 2006, Mr. Walter acquired 721,165 shares of the Common Stock of the Issuer as a result of the terms of his Employment Agreement

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the acquisition of the securities of the Issuer (7,500,000 shares of Common Stock) by Mr. Walter was for compensation as an officer and director of the Issuer under the terms of his Employment Agreement. The purpose of Mr. Walter's acquisition of 1,750,439 shares of the Common Stock of the Issuer on October 13, 2004, was additional compensation under the terms of his Employment Agreement that provides for additional stock grants to Mr. Walter to maintain his ownership of 7.5% of the total issued and outstanding Common Stock of the Issuer. The purpose of Mr. Walter's acquisition of 190,576 shares of the Common Stock of the Issuer on January 5, 2005, was additional compensation under the terms of his Employment Agreement that provides for additional stock grants to Mr. Walter to maintain his ownership of 7.5% of the total issued and outstanding Common Stock of the Issuer. The purpose of Mr. Walter's acquisition of 721,165 shares of the Common Stock of the Issuer on January 10, 2006, was additional compensation under the terms of his Employment Agreement that provides for additional stock grants to Mr. Walter to maintain his ownership of 7.5% of the total issued and outstanding Common Stock of the Issuer.

         (a) There are no current plans or proposals by Mr. Walter to acquire any additional securities of the Issuer, or to dispose of any securities of the Issuer. However, Mr. Walter's Employment Agreement entitles him to a stock grant and ownership of additional shares to maintain his ownership of 7.5% of the total issued and outstanding Common Stock of the Company.

         (b) There are no current plans or proposals regarding an extraordinary transaction, such as a merger, reorganization, or liquidation involving the Issuer or its subsidiary.

         (c) There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

         (d) The authorized number of members of the Board of Directors of the Issuer is five. There are no present plans to change the total authorized number of directors on the Board of Directors, or to change their term of office. No other persons have been proposed or selected to serve as new directors or officers at this time.

         (e) There are no current plans or proposals to cause any material change in the present capitalization or dividend policy of the Issuer. However, there have been discussions regarding a proposal to amend the Articles of Incorporation of the Issuer to increase the number of authorized shares of the Common Stock of the Issuer.

         (f) There are no current plans or proposals to make material changes in the Issuer's business or corporate structure.

         (g) There are no current plans or proposals to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person.

         (h) There are no current plans or proposals to cause the Common Stock of the Issuer to be delisted from the NASD electronic bulletin board over-the-counter market.

         (I) There are no current plans or proposals to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

         (j) There are no current plans or proposals regarding any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, Mr. Walter is the direct beneficial owner of 10,162,180 shares of restricted Common Stock of the Issuer.

         (b) Mr. Walter has the sole power to vote and to dispose of the 10,162,180 shares of the Common Stock of the Issuer described herein.

         (c) No other purchases or sales of the Common Stock of the Issuer have been made by Mr. Walter during the past 60 days.

         (d) To the best of the knowledge of Mr. Walter, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned Mr. Walter.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) to the best of Mr. Walter's knowledge concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies regarding the securities of the Issuer owned by Mr. Walter.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         10.1 Employment Agreement between the Issuer and Bernard J. Walter dated July 1, 2004 is hereby incorporated by reference to
                  Exhibit 10.1 to the Form 8-K Current Report of the Issuer filed on July 13, 2004.


                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, Mr. Walter certifies that the information set forth in this statement is true, correct and complete.

January 11, 2006                             /s/  Bernard  J. Walter
                                             -----------------------------------
                                             Bernard J. Walter